CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-13	September 15, 2011

Cardero Receives Final 2011 Drill Results,
Ferro-Titanium Projects, Minnesota, USA
Highlights include 110.9m grading 20.2% TiO2, 31.3% Fe2O3and 0.2% Copper

Coalhunter Changes Name to Cardero Coal Ltd.

Cardero Resource Corp. (“Cardero” or the “Company”) - (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces receipt of final drill core analysis from the Longnose and TiTac ferro-titanium projects in Minnesota, USA. The Company has retained SRK to complete a 43-101 resource estimate. With all drill data results in place, SRK expect to have a 43-101 report completed in Q4 2011. The report will include resource estimates for the TiTac South and Longnose deposits.

In addition, the Company announces that its wholly-owned subsidiary, Coalhunter Mining Corporation, has changed its name to “Cardero Coal Ltd.” (“Cardero Coal”). Cardero Coal has commenced its 2011 field program, which will encompass resource definition drilling, engineering studies and environmental baseline studies, at the Carbon Creek Metallurgical Coal deposit (“Carbon Creek”) located in the Peace River Coal Field of north eastern British Columbia. In addition, a Preliminary Economic Assessment (“PEA”) for Carbon Creek is in progress and is expected to be completed in the fourth quarter of 2011.

Longnose Details

The Longnose deposit was first discovered in the 1950’s through aeromagnetic and gravity geophysical surveys, and was first drilled by Bear Creek Mining Company in 1958. The deposit was subsequently drilled by BHP Minerals (now BHP Billiton). At total of 12 drillholes were completed historically. Cardero completed an initial six-hole drill program in 2010 (984.4 metres). In 2011, Cardero completed an additional 9 holes (2,526.2 metres) and collected sufficient data to complete a resource estimate (Figure 1). Results have been received for the final drillholes LNG-012 to LNG-015 (Table 1). Drilling results demonstrate that the main mineralized intrusion at Longnose is a thick, laterally continuous intrusion of iron-titanium oxide-bearing ultramafic rocks and is open to the southeast.

LNG-012 was drilled vertically from the same platform as LNG-011 (157.6m of 19.3% TiO2; NR11-06, April 18, 2011) to test the down dip extension of the mineralization. At 177m it intersected massive oxide mineralization that continued for 91m (19.1% TiO2 and 51.3% Fe2O3). This hole demonstrates that mineralization remains open to the south east. LNG-013 was drilled 165m to the west of LNG-012, in order to test the SW extent of the intrusion. Mineralized feldspar peridotite was intersected from 15m to 82m, grading 19.5% TiO2 and 33.8% Fe2O3. LNG-014 was drilled 130m to the north of LNG-012 with a dip of -45 towards the NW. The hole intersected pyroxenite at 178m and encountered intermittent local oxide mineralization throughout and to the base of the hole. Continuation of the intrusion to the southeast of drillhole LNG-009 (NR11-06, April 18, 2011) was tested with drillhole LNG-015. Excellent mineralization was intersected at 118m depth over 110.2 metres thickness: 20.2% TiO2 and 31.3% Fe2O3.

Cardero Resource Corp.	2	September 15, 2011
NR11-13 – Continued

BHP Minerals previously calculated a historic (pre-NI 43-101 standards) “probable reserve” at Longnose, estimating 27.57 million tonnes at 21.3% TiO2, stating at the time that Longnose is "... the largest known ilmenite resource in North America.” This historical resource estimate is considered relevant by the Company, both for the purposes of the Company’s decision to acquire the property and to guide the Company in formulating an exploration program for the property. However, the Company cautions that both the BHP report and the included resource estimate were prepared before the introduction of NI 43-101, and are therefore historical in nature and the Company is not treating such resources as a current resource under NI 43-101. Investors are further cautioned that a qualified person has not yet completed sufficient work to be able to verify the historical resources, and therefore they should not be relied upon.

Figure 1: Drillhole locations at the Longnose Ferro-Titanium deposit

Cardero Resource Corp.	3	September 15, 2011
NR11-13 – Continued

Table 1: Longnose Drill results

Drillhole		From	To	Thickness	Weighted Average (%)
		(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
LNG-012		176.6	267.0	90.4	19.1	51.3	-
LNG-013		14.8	81.4	66.6	19.5	33.8	0.2
	incl.	48.0	81.4	33.4	21.9	36.4	0.2
LNG-014		286.5	315.2	28.7	14.1	32.3	-
LNG-015		118.6	229.5	110.9	20.2	31.3	0.2
	incl.	118.6	189.3	70.7	21.8	33.7	0.2

Titac Details

The Titac Iron-Titanium-Copper Deposit was first drilled by U.S. Steel Corporation after it discovered several magnetic highs in the area. The main mineralized body dominantly consists of oxide-bearing pyroxenite and peridotite, and massive and semi-massive iron and titanium oxide. Drilling results previously announced in January 2011 (NR11-04) include drillhole-019: 462.1 metres grading 20.1% TiO2, 33.2% Fe2O3 and 0.4% Cu.

Cardero completed two final drillholes on the Titac south zone (511 metres) (Figure 2, Table 2). The drillholes were designed to test the north eastern extent of the sub-vertical intrusion and corresponding mineralization. TTC-031 was drilled towards the NW at a dip of -45 degrees, and intersected multiple pyroxenite and peridotite dykes containing weak mineralization. Five separate intersections of the ultramafic units were encountered in TTC-032 (-50 to the NE), with local strong mineralization (6.7m of 21.7% TiO2 and 35% Fe2O3).

Table 2: TiTac Drill results

Drillhole	From	To	Thickness	Weighted Average (%)
	(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
TTC-031	140.5	168.9	28.3	13.6	31.7	0.2
	214.4	228.9	14.5	14.6	26.6	0.2
TTC-032	99.1	114.6	15.5	15.3	36.2	0.3
	77.1	83.8	6.7	21.7	35.0	0.3

Cardero Resource Corp.	4	September 15, 2011
NR11-13 – Continued

Figure 2: Drillhole locations at the TiTac Ferro-Titanium deposit

Qualified Person

EurGeol Keith J. Henderson, P.Geo., Cardero's Vice-President Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release (other than historical data) and has approved the disclosure herein. Mr. Henderson is not independent of the Company as he is an officer and holds common shares and incentive stock options.

The analytical results were reviewed by Tansy O’Connor-Parsons, Cardero’s Senior Geochemist. Cardero on-site personnel rigorously collect and track samples which are then security sealed and shipped to ALS Laboratory Group. ALS Laboratory Group’s quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Certified reference material, blank material, and quarter-core duplicates are inserted at regular intervals into the sample sequence by field personnel prior to shipping in order to independently assess analytical accuracy and precision. In addition, representative blind duplicate samples are routinely forwarded an ISO-compliant third party laboratory for additional quality control.

Cardero Resource Corp.	5	September 15, 2011
NR11-13 – Continued

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, Chief Executive Officer

Contact Information:	Nancy Curry, Manager – Corporate Communications & Investor Relations
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the completion of the planned Preliminary Economic Assessment for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.